3.25.2004

SE 04017464 COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR - 1 2004

SEC FILE NUMBER
8- 46985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewood Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower, 1001 Liberty Avenue
(No. and Street)

Pittsburgh	PA	15222-3779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Novak 412-288-7045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25

OATH OR AFFIRMATION

I, Richard A. Növak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewood Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Madaline P. Kelly, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Feb. 22, 2008
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGEWOOD SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2003
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	1,768
Receivable from affiliates, net		1,999
Accounts receivable, net of reserve of $27		202
Deferred tax asset, net		174
Property and equipment, net		31
Other assets		2
Total assets	$	4,176
Liabilities:		
Accounts payable	$	445
Accrued expenses		485
Income taxes payable		29
Other liabilities		123
Total liabilities		1,082
Shareholder's Equity:		
Capital stock, par value $.01 per share- 20,000 shares authorized, 12,309 shares issued and outstanding		0
Additional paid-in capital		2,421
Retained earnings		673
Total shareholder's equity		3,094
Total liabilities and shareholder's equity	$	4,176

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

Revenue:	
Commission income, net	$ 8,931
TrustConnect revenue, net	1,710
Other income	105
Total revenue	10,746
Operating Expenses:	
Allocated expenses from affiliates	5,441
Compensation and related	2,138
Marketing and distribution	1,861
Advertising and promotional	245
Systems and communications	220
Travel and related	116
Office and occupancy	79
Professional service fees	16
Other	252
Total operating expenses	10,368
Operating Income	378
Nonoperating Income (Expense):	
Dividends	18
Debt expense - recourse	(20)
Other nonoperating expense	(1)
Total nonoperating expense, net	(3)
Income before income taxes	375
Income tax provision	190
Net income	$ 185

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2003	$ 0	$ 2,421	$ 488	$ 2,909
Net income	0	0	185	185
Balance at December 31, 2003	$ 0	$ 2,421	$ 673	$ 3,094

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

Operating Activities:		
Net income	$	185
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		17
Loss on disposal of assets		1
Benefit for deferred income taxes		(135)
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(662)
Increase in accounts receivable, net		(81)
Decrease in other assets		4
Increase in accounts payable		270
Increase in accrued expenses		377
Increase in income taxes payable		25
Decrease in other liabilities		(4)
Net cash used by operating activities		(3)
Investing Activities:		
Additions to property and equipment		(2)
Cash used by investing activities		(2)
Net decrease in cash and cash equivalents		(5)
Cash and cash equivalents, beginning of year		1,773
Cash and cash equivalents, end of year	$	1,768

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

Balance at January 1, 2003	$	0
Additions and/or reductions		0
Balance at December 31, 2003	$	0

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Edgewood Services, Inc. (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer primarily for the clearance of mutual fund trades with bank trust departments. As such, the Company promptly transmits all funds and promptly delivers all securities received in connection with its activities as a broker/dealer. The Company may not hold funds or securities on behalf of customers.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, an investment in a money market fund, which is managed by another affiliate of Federated and may be liquidated upon demand, and cash in special accounts for the benefit of customers in accordance with the requirements of paragraph (k)(2)(i) of SEC Rule 15c3-3.

(d) Property and Equipment

Property and equipment are depreciated over their estimated useful lives ranging from two to ten years using the straight-line method. All additions are recorded at cost.

The Company applies the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes provisions for testing and measuring impairment losses of long-lived assets. Should there be an indication of impairment in the value of an asset, the Company compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value determined using discounted cash flows.

(e) Revenue Recognition

The Company, as a registered broker/dealer, earns commissions and transaction-based (TrustConnect) income by clearing mutual fund trades primarily for bank trust departments. Revenue is recognized during the period in which services are performed. The Company may waive or reserve against certain fees for competitive or regulatory reasons. Commission income and TrustConnect revenue are shown net of these waivers or reserves. Additionally, the Company has contractual arrangements with third parties to provide certain fund-related services. Based on the nature of the Company's involvement and obligations under these arrangements, the Company's revenue is recorded gross or net of third-party payments. Certain commission income is recorded gross of payments made to third parties.

Accounts receivable, net is made up of net trade receivables and dividends receivable. The Company evaluates the collectibility of outstanding receivables at each period end and records an allowance for doubtful accounts based on the Company's historical experience.

(f) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its Federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and files state taxes on a separate-company basis, where required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(g) Disclosures of Fair Value

Carrying amounts approximate fair value for the following financial instruments due to their short maturities: Cash and cash equivalents, Accounts receivable, Accounts payable, and Accrued expenses. Receivable from affiliates, net is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2003:

	(in thousands)
Capitalized software development	$ 46
Computer equipment	22
Office and furniture equipment	15
Total cost / fair value	83
Accumulated depreciation	(52)
Property and equipment, net	$ 31

Depreciation expense was approximately $17,000 for the year ended December 31, 2003.

(3) DISCRETIONARY LINE OF CREDIT

The Company has a discretionary line of credit agreement with a bank under which it can borrow up to $50,000,000 for the payment of obligations associated with the daily net settlements of mutual funds processed through the National Securities Clearing Corporation. Borrowings under this agreement bear interest at a rate defined by the bank at the time of the borrowing and are payable on demand. At December 31, 2003, the outstanding balance under this agreement was zero. Federated guarantees the payment of any obligation owed by the Company in connection with this line of credit.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities on a centralized basis. As such, the Company's revenues and certain operating expenses, including compensation and related benefits, occupancy and other support services are funded by another subsidiary of Federated and credited or charged to the Company. In addition, expenses allocated to the Company amounted to $5.4 million for the year ended December 31, 2003, for expenses incurred by other subsidiaries of Federated on behalf of the Company.

The "Receivable from affiliates, net" represents the amount of fees collected by another affiliate of Federated on behalf of the Company in excess of operating expenses paid or incurred by this affiliate and other affiliates, respectively, on behalf of the Company.

(5) 401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 25% of their annual compensation, subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferred contributions. Contributions to the plan charged to the Company by Federated were approximately $56,000 for the year ended December 31, 2003. Upon completion of two years of service, 20% of the employer's contribution included in a participant's account will vest and 20% will vest each year of the subsequent four years of service.

(6) LEASES

The Company had one operating lease agreement that expired in 2003. Rental expenses were approximately $1,400 for the year ended December 31, 2003.

(7) INCOME TAXES

Income tax expense for the year ended December 31, 2003, consists of the following:

(in thousands)	Current Expense	Deferred Benefit	Total
Federal	$245	$(135)	$110
State	80	0	80
Total	$325	$(135)	$190

The temporary differences that give rise to the significant portion of the deferred tax assets and liabilities consisted of the following at December 31, 2003:

(in thousands)	
Deferred tax assets:	
Pricing / processing / trading reserve	$ 129
Reserve for clearing reclaims	43
Reserve for bad debt	10
Total gross deferred tax asset	182
Deferred tax liabilities:	
Capitalized software development costs	(6)
Other property and equipment	(2)
Total gross deferred tax liability	(8)
Net deferred tax asset	$ 174

The Company's effective tax rate for the year ended December 31, 2003, was 50.6%. This rate was higher than the Company's federal statutory income tax rate of 35.0% due primarily to state income taxes and meals and entertainment expense incurred during 2003, 50% of which is non-deductible for tax purposes.

(8) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, the Company had net capital of approximately $546,000, which is $474,000 in excess of its required capital of $72,000.

(9) COMMITMENTS AND CONTINGENCIES

In September 2003, the Company's parent, Federated, received detailed requests for information on shareholder trading activity in Federated-sponsored mutual funds from the Securities and Exchange Commission, the New York State Attorney General and the National Association of Securities Dealers (NASD). Federated retained the law firm of Reed Smith LLP to assist Federated in responding to these requests and to conduct an internal review of the trading activity matters identified in the requests. Federated also retained the law firm of Davis Polk & Wardwell to assist in the review. Attorneys from the law firm of Dickstein Shapiro Morin & Oshinsky, LLP, independent counsel for the Federated mutual funds, participated in the review and reported on its progress to the independent directors of the funds. Federated constituted a special investigative committee of its board, consisting of three independent directors, Federated's chief executive officer and its chief legal officer, to oversee the review and make recommendations to the full board.

The review of trading activity matters found that Federated personnel had made arrangements with three customers that permitted frequent trading to occur in six domestic-equity and two high-yield funds advised by Federated. One arrangement was made in April 2002, another in the summer of 2002 and a third in 2003. The review also found that certain internal frequent trading reports were not reviewed by Federated personnel during the period from May to September 2003, which enabled several customers to engage in frequent trading in Federated funds during the period.

The review found that one investor, who without arrangement with Federated engaged in frequent trading, also made late trades in Federated-advised funds by placing orders after 4:00 pm to a group of Federated employees who did not have a sufficient understanding of the circumstances under which trades could be processed after 4:00 pm. The review determined that during the past five years, certain other late orders were incorrectly accepted by Federated employees, but that these amounted to no more than a fraction of one percent of the total orders processed, and did not have any material impact on the funds. The review found no evidence that Federated or any of its employees had arranged with investors to accept late trades.

The independent directors of the Federated mutual funds retained an independent provider of financial and economic analysis as an expert to determine the impact on the funds from the trading activities identified in the review. Based upon this expert's findings, Federated established a restoration fund of approximately $7.6 million to compensate injured parties for the trading activities described above. The independent directors of the funds have not yet determined how to distribute the restoration fund and no government agency has passed on the establishment or amount of the restoration fund.

The fund includes approximately $4.8 million related to the possible detrimental impact on the funds from frequent trading activity; approximately $2 million related to the possible detrimental impact on the funds from late trading; approximately $420,000 received by Federated as fees from assets invested as a result of frequent trading arrangements; and approximately $355,000 of interest on these amounts. Federated's Consolidated Financial Statements for the year ended December 31, 2003, reflect a charge of approximately $7.6 million for the restoration fund and approximately $13.5 million for other expenses related to the review. These amounts do not include fines, penalties or other amounts that may be sought by governmental agencies or through claims asserted in private litigation. The Company was allocated a portion of these costs.

Federated is continuing to cooperate with ongoing governmental investigations, and will conduct further investigation as necessary.

During the period October 2003 through February 2004, Federated was named as a defendant in ten class action or derivative lawsuits filed on behalf of certain alleged shareholders in various Federated-sponsored mutual funds. Eight of these actions are pending in the United States District Court for the Western District of Pennsylvania, one is pending in the United States District Court for the Southern District of New York, and one is pending in the United States District Court for the Central District of California. Federated is awaiting a court decision as to the consolidation of these cases and their proper venue. The cases generally involve claims arising from allegations that Federated illegally permitted improper trading practices including market timing and late trading in concert with certain institutional traders, which allegedly caused injury to the mutual fund shareholders. The suits seek unspecified damages, attorneys' fees and expenses. Federated intends to defend this litigation.

Management can not predict what if any impact these investigations and legal proceedings may have on the financial condition and results of operations of the Company.

In March 2003, the Company, as directed by the NASD, performed a self-assessment of a sample of its sales transactions of Class A shares of front-end load mutual fund transactions for the period of January 1, 2001 to December 31, 2002. This was required in order to gauge how well various member firms, including the Company, delivered available breakpoint discounts to their customers. The firms were

required to segregate funds necessary to make refunds to any customers whom they had overcharged. The Company performed the self-assessment and reported the results to the NASD in June 2003. In November 2003, the Company received a Letter of Caution from the NASD (the "Letter") directing it to complete a number of corrective measures. Such measures included: (1) providing written notification to each customer who purchased Class A shares from January 1, 1999 through November 2, 2003 for whom the Company had experienced a problem in delivering breakpoints and may be entitled to a refund; (2) appropriately researching and responding to customer communications concerning breakpoint discounts; and (3) conducting a trade-by-trade review, covering the period January 1, 2001 and going forward, to examine all Class A share mutual fund purchases of $2,500 or more and all other transactions for customers who provided notification of a discrepancy. The Company satisfied these requirements and is processing refunds with the objective of meeting the March 31, 2004 deadline imposed by the NASD. The Letter also requires that by April 16, 2004, the Company must provide a report to the NASD describing various details of the refund program. The Company intends to meet this requirement. The Letter states that the NASD does not intend to institute formal disciplinary proceedings provided that the Company takes the aforementioned corrective measures. "Cash and cash equivalents" and "Accrued expenses" as of December 31, 2003, included approximately $290,000 held in a special account for the benefit of customers in accordance with the requirements of paragraph (k)(2)(i) of SEC Rule 15c3-3 and approximately $370,000 in accrued refunds, respectively. "Commission income, net" for the year ended December 31, 2003, included a reduction of revenue of approximately $450,000 for breakpoint refunds.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

EDGEWOOD SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2003
(dollars in thousands)

Computation of net capital:				
Shareholder's equity			$	3,094
Deductions and/or changes:				
Nonallowable assets	$	2,522		
Haircut on securities owned		26		2,548
Net capital			$	546
Aggregate indebtedness			$	1,082
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)			$	72
Excess net capital			$	474
Ratio of aggregate indebtedness to net capital				1.98 to 1

Note: The above computation does not differ materially from the computation included in the Company's corresponding unaudited Form X-17A-5-Part IIA filing as of December 31, 2003.